April 28, 2023

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SomaLogic, Inc.

Request for Withdrawal of Post-Effective Amendment No. 4 to Form S-1

Filed March 29, 2023 (SEC Accession No. 23771555/Commission File No. 333-259954)

Dear Sir or Madam:

On March 29, 2023, SomaLogic, Inc. (the “Company”) filed Post-Effective Amendment No. 4 to Form S-1 (Commission File No. 333-259954) (the “Post-Effective Amendment”) with the Securities and Exchange Commission (the “Commission”). At the Commission’s request and pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company respectfully requests the immediate withdrawal of the Post-Effective Amendment and respectfully requests that the Commission consent thereto. Because the Post-Effective Amendment was not declared effective by the Commission, no offers or sales were made pursuant to the Post-Effective Amendment.

Thank you for your assistance in this request. If you have any questions regarding this letter or require any additional information, please do not hesitate to contact, by a telephone call or email, the Company’s counsel, Tyler F. Mark of Bryan Cave Leighton Paisner LLP, who can be reached at (303) 866-0238 or Tyler.Mark@bclplaw.com.

Thank you.

Very truly yours,

SOMALOGIC, INC.

By:	/s/ Ruben Gutierrez
Name: Ruben Gutierrez Title: General Counsel

cc:	Charles D. Maguire, Jr.
Tyler F. Mark
Bryan Cave Leighton Paisner LLP